

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 11, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 2.852% Fixed-to-Floating Rate Senior Notes due 2026 of Barclays PLC under the Exchange Act of 1934.

Sincerely,